UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share**

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

Lu Feng

Dongfeng Asset Management Co. Ltd.

Special No. 1 Dongfeng Road

Wuhan Economic and Technology Development Zone

Wuhan, Hubei Province

People’s Republic of China

Tel: +86.21.5151.8888

With a copy to:

James A. Mercer III

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: +1.858.720.7469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing two Class A Common Shares.

** CUSIP applies to American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100

1.	Names of Reporting Persons. Dongfeng Asset Management Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China

Number of	7.	Sole Voting Power 5,000,000 Class A Common Shares
Shares Beneficially by Owned by Each	8.	Shared Voting Power
Reporting Person With	9.	Sole Dispositive Power 5,000,000 Class A Common Shares
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 Class A Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.7% (1)
14.	Type of Reporting Person (See Instructions) FI

(1) Based on 74,279,018 Class A Common Shares outstanding as of October 31, 2017 as stated in the proxy statement filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on November 30, 2017.

This Amendment No. 1 on Schedule 13D/A (the “Schedule 13D/A”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission on February 12, 2015 by Dongfeng Asset Management Co. Ltd. (“Dongfeng”) with respect to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), beneficially owned by Dongfeng.

Item 1. Security and Issuer

This Schedule 13D/A relates to the Class A Common Shares of the Issuer, whose principal executive offices are located at Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

Item 2. Identity and Background

(a) – (c)	Dongfeng is engaged in the asset management business. Dongfeng’s business address is Special No. 1 Dongfeng Road, Wuhan Economic and Technology Development Zone, Wuhan, Hubei Province, People’s Republic of China.

(d)	During the last five years, Dongfeng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dongfeng has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining Dongfeng from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Pursuant to an agreement and plan of merger, dated as of April 6, 2018 (the “Merger Agreement”), among the Issuer, Teamsport Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Teamsport Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. For a detailed description of the Merger Agreement and related transactions (the “Transactions”), see the Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 6, 2018, including the exhibits thereto.

As a condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, Dongfeng entered into the following contractual arrangements:

Dongfeng and other existing shareholders in the Issuer—L & L Horizon, LLC, a Delaware limited liability company, BPEA Teamsport Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and The Crawford Group, Inc., a Missouri corporation (collectively the “Rollover Shareholders”)—entered into a contribution and support agreement dated as of April 6, 2018 (the “Contribution and Support Agreement”) with Teamsport Topco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), Teamsport Midco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco and the parent of Parent (“Midco”), and Parent, and pursuant to which each Rollover Shareholder, including Dongfeng, agreed subject to the terms and conditions set forth therein and among other obligations and conditions, (a) to the contribution of all of his or its Shares to Holdco in exchange for newly issued ordinary shares of Holdco immediately prior to the closing of the Merger in accordance with the terms thereof, and (b) to vote all of his or its Securities (as defined in the Contribution and Support Agreement) in favor of approval of the Merger Agreement, the Merger and the Transactions, upon the terms and conditions set forth therein.

Dongfeng, the other Rollover Shareholders, MBK Partners Fund IV, L.P., The Baring Asia Private Equity Fund VI, L.P.1 and certain of its affiliates, and RedStone Capital Management (Cayman) Limited, a Cayman Islands exempted company (collectively, the “Investors”) entered into an interim investors agreement dated as of April 6, 2018 (the “Interim Investors Agreement”) with Holdco, Midco, Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Midco, Parent and Merger Sub and the relationship among the Investors with respect to the Transactions.

Finally, Dongfeng issued a limited guarantee dated April 6, 2018 in favor of the Issuer (the “Guarantee”), pursuant to which Dongfeng agreed to pay to the Issuer a percentage of termination and other fees and expenses, if and to the extent that the fees became payable under the Merger Agreement.

On April 6, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the Surviving Company. Under the terms of the Merger Agreement, (a) each Common Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$6.75 per Share, and (b) each American depository share (“ADS”) issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$13.50 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares, which will be contributed by the Rollover to Holdco in exchange for newly issued shares of Holdco and thereafter contributed by Holdco to Midco and by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor, (ii) Common Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (iii) Common Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders, the consent of the requisite holders of the senior unsecured notes issued by the Company in 2015 and 2017, if applicable, and various other closing conditions.

If the Merger is consummated, the Issuer will become a wholly owned subsidiary of Parent, the ADSs would be delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic reports under the Act would be terminated, and the Issuer will be privately held by the Investors.

Consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in a merger) to consist solely of persons to be designated by the Investors, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Dongfeng reserves the right to change its plans and intentions in connection with any of the actions discussed in this Item 4 and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by the Dongfeng may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.

The information regarding Merger Agreement, the Contribution and Support Agreement, the Interim Investors Agreement, and the Guarantee referenced in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full agreements, copies of which are referenced or attached hereto, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information contained in the cover pages to this Schedule 13D/A and the information set forth or incorporated in Items 4 of this Schedule 13D/A are incorporated herein by reference.

Dongfeng may be deemed to be a “group” with the Rollover Shareholders and their respective affiliates pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, Dongfeng expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Rollover Shareholders (other than the 5,000,000 Class A Common Shares beneficially owned by Dongfeng). Dongfeng is only responsible for the information contained in the Schedule 13G as amended by this Schedule 13D/A and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Rollover Shareholder.

(c)	Except as reported in Item 4 of this Schedule 13D/A, Dongfeng has not affected any transaction in the Issuer’s Class A Common Shares during the 60-day period prior to the filing of this Schedule 13D/A.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4 and 7 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger among the Issuer, Parent and Merger Sub, dated April 6, 2018 (incorporated by reference to Exhibit 99.2 of the Issuer’s Report on 6-K filed with the SEC on April 6, 2018).

Exhibit 99.2	Contribution and Support Agreement dated April 6, 2018 among Dongfeng, the other Rollover Shareholders, Holdco, Midco and Parent.

Exhibit 99.3	Interim Investors Agreement dated April 6, 2018 among Dongfeng, the other Investors, Holdco, Midco, Parent and Merger Sub.

Exhibit 99.4	Limited Guaranty dated April 6, 2018 issued by Dongfeng in favor of the Issuer.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2018	DONGFENG ASSET MANAGEMENT CO. LTD.

	By:	/s/ Lu Feng
Lu Feng
General Manager